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deborah.smith@linklaters.com

02055282

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

September 26, 2002

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on September 25, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This documents is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, serves as the English version of that filings.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

cc Jan Gustavsson, *(Coca-Cola HBC)*

dlw 10/9

Coca-Cola Hellenic Bottling Company S.A (Coca-Cola HBC) announces NYSE listing date

ATHENS - September 25, 2002 - Coca-Cola Hellenic Bottling Company S.A. ("CCHBC", Athens: EEEK) confirmed today that it will list its shares on the New York Stock Exchange on October 10th 2002.

The principal purpose of the listing is to increase CCHBC's comparability with its international peer group, and to expose the company to a wider analyst community. The company indicated on May 20th , 2002 that it would pursue the listing in the long term interests of its shareholders.

CCHBC has been advised by Socomex S.A., of the Kar-Tess Group, and Refreshment Product Services Inc. a subsidiary of The Coca-Cola Company (NYSE:KO), two of CCHBC's major shareholders, that they do not intend to pursue the secondary offering of shares announced on September 6th 2002 due to current market conditions.

In connection with today's announcement, Mr Irial Finan CCHBC Managing Director said: "Our decision to proceed with the listing of CCHBC shares on October the 10th 2002 represents a major step forward for the company. CCHBC has had a long held ambition to have its shares listed on the NYSE to facilitate visibility and exposure to all of its key audiences. This listing marks a very important stepping stone in the company's continuing growth and expansion in the international market place".

CCHBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. CCHBC's shares are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges.

For information, contact:

Coca-Cola HBC
Melina Androutsopoulou
Director of Investor Relations & Business Development
Tel: +30 (0) 10 618 3100

Capital Link, Inc. (New York) - Tel: +(212) 661 7566
Andreas Marathovouniotis - marathis@capitallink.com

Capital Link, Hellas (Athens) - Tel: +(3010) 6109 800
Katerina Andreadi - andreadi@capitallink.com